Exhibit 4.2.2

SECOND AMENDMENT

TO THE

NIELSEN COMPANY 401(k) SAVINGS PLAN

Pursuant to Article XIII of The Nielsen Company 401(k) Savings Plan (the “Plan”), and pursuant to duly authorized Resolutions of The Nielsen Company Administrative Committee, the Plan is hereby amended effective as stipulated below:

1.	Effective January 1, 2009, Section 2.12 of the Plan is amended by the addition of the following sentence which shall appear as the next to the last sentence of the first paragraph and shall now read as follows:

“Effective with that date, differential pay as described in Section 414(u) of the Code shall count for applicable statutory limitations under the Code.”

2.	Effective January 1, 2010, Section 2.12 of the Plan is amended by the addition of (l) and shall now read as follows:

“Compensation received by a Participant who is not employed at the time of payment by the Employer or an Affiliated Employer who is part of the U.S. payroll”

3.	Effective January 1, 2010, Section 2.70 of the Plan is amended in its entirety and shall now read as follows:

“Section 2.70 — USERRA and HEART

Shall mean the Uniformed Services Employment and Reemployment Rights Act of 1994.

Shall mean the Heroes Earnings Assistance and Relief Tax Act of 2008.”

4.	Effective January 1, 2010, Section 10.09 of the Plan is amended by the addition of another paragraph which shall appear as the last paragraph of the Section and shall now read as follows:

“A Participant who is receiving differential pay and who is on active duty for more than thirty (30) days may request a distribution at any time prior to the completion of his active duty. This distribution shall be known as a “HEART” distribution. The distribution shall be limited to Compensation Reduction Contributions, Catch-up Contributions, Roth Contributions and Roth Catch-up Contributions. No earning shall be distributed. Upon making a HEART distribution, the Participant will be suspended from making contributions to the Plan for six (6) months.

A Participant who is eligible for a qualified reservist distribution and a HEART distribution shall be deemed to have first elected to make a qualified reservist distribution.”

5.	Effective January 1, 2010, Section 16.10(b)(2) of the Plan is amended to replace “Direct Rollover” with “direct transfer.”

6.	Effective January 1, 2010, Section 16.10(b)(3) of the Plan is amended to add the following at the end of the last sentence and shall now read as follows:

“….,but only to the extent provided in (2) above.”

7.	Effective January 1, 2010, Section 16.11 of the Plan is amended in its entirety and shall now read as follows:

“Section 16.11 — USERRA and HEART

Notwithstanding any provision of this Plan to the contrary, service credits and contributions with respect to qualified military service will be provided in accordance with Section 414(u) of the Code.

With respect to optional provision of USERRA and HEART, unless specified to the contrary, the Plan shall only follow the mandatory provisions of such acts.”

Executed as of the date indicated below opposite each name, by each Member of The Nielsen Company Administrative Committee.

December 20, 2010	/s/ LINDA BRIGANTI
Date	Linda Briganti

December 31, 2010	/s/ RICHARD FITZGERALD
Date	Richard Fitzgerald

December 20, 2010	/s/ THOMAS S. KUCINSKI
Date	Tom Kucinski